Item 1

ICICI Limited

MEETING OF BOARD OF DIRECTORS

The Board of Directors of ICICI will consider payment of interim dividend at its Meeting to be held on March 17, 2000, in Mumbai.

March 14, 2000

For further investor queries :

Contact: A.P. Singh at  91-22-653 6262 or email at singhap@icici.com


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